NO ACT

PE
1-11-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE


10010739

March 9, 2010

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-9-10

Louis L. Goldberg
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

Re: CVS Caremark Corporation
Incoming letter dated January 11, 2010

Dear Mr. Goldberg:

This is in response to your letters dated January 11, 2010, February 4, 2010 and February 26, 2010 concerning the shareholder proposal submitted to CVS by the SEIU Master Trust. We also have received letters from the proponent dated February 2, 2010 and February 26, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Stephen Abrecht
Director of SEIU Master Trust
SEIU Master Trust
11 Dupont Circle, N.W., Ste. 900
Washington, DC 20036-1202

March 9, 2010

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: CVS Caremark Corporation
Incoming letter dated January 11, 2010

The proposal would amend CVS's by-laws to require that the Chairman of the Board be an independent director.

There appears to be some basis for your view that CVS may exclude the proposal under rule 14a-8(i)(2). We note that in the opinion of your counsel, implementation of the proposal would cause CVS to violate state law because the proposed by-law would conflict with CVS's certificate of incorporation. Accordingly, we will not recommend enforcement action to the Commission if CVS omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

Sincerelv.

Julie F. Rizzo
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

New York
Menlo Park
Washington DC
London
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Madrid
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Hong Kong

Davis Polk

Louis L. Goldberg

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

212 450 4539 tel
212 701 5539 fax
louis.goldberg@davispolk.com

February 26, 2010

Re: **Stockholder Proposal of the SEIU Master Trust Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934**

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
(*Via email: shareholderproposals@sec.gov*)

Dear Sir or Madam:

On behalf of CVS Caremark Corporation, a Delaware corporation ("CVS" or the "Company"), we are writing in response to the letter dated February 26, 2010 of SEIU Master Trust (the "Proponent"), which is attached as Exhibit A, that responds to the Company's no-action request letter dated January 11, 2010 (and the Company's response letter dated February 4, 2010 to Proponent's letter dated February 2, 2010) relating to the Proponent's shareholder proposal and supporting statement submitted on November 24, 2009 (the "Proposal") for inclusion in the proxy materials that CVS intends to distribute in connection with its 2010 Annual Meeting of Shareholders. Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, we have submitted this letter to the Commission via email to shareholderproposals@sec.gov.

Given the Company's time-plan for filing and mailing its proxy materials (filing of preliminary proxy materials is planned for March 17, 2010), we will keep our response to the point and not repeat the matters and arguments covered in our original January 11, 2010 letter or our February 4, 2010 letter. We would respectfully hope that any response by the Proponent would be consistent with that timetable.

Firstly, we fully accept that, consistent with Delaware law, shareholders can adopt bylaws. However, under Delaware law shareholders may not adopt bylaws that constrain a board's substantive decision making authority. The proposed bylaw seeks to require the Board to take action under the employment agreement (i.e., give notice to terminate the agreement) so as to implement the bylaw to separate the chair and CEO, thereby removing the board's authority under Delaware law to exercise its judgment on whether to make that decision. It is that element of the proposal that violates Delaware law.

Second, the Proponent has sought to put up a smoke screen and obscure the substance of what they are proposing (namely that the bylaw would seek to require compliance by the Board with the bylaw and to remove the board's decision making authority with respect to the employment agreement), by saying that the mere inclusion of some form of prospective application clause overcomes the exclusion basis under Rule 14a-8(i)(2) when in fact the purported prospective application clause would be a red herring in this context. There is no clause in the proposal that would serve to prevent the substantive illegality under Delaware law that would result from the proposed bylaw, because the bylaw could be read to seek to impose an immediately effective constraint on the board's decision making authority with respect to the employment agreement. The Proponent is proposing a bylaw that, if adopted, could be read to require the Board to take action (*i.e.*, to give notice to terminate the employment agreement) as soon as the Board could do so. Under the employment agreement, six months notice of termination could be given with respect to any then-running one-year renewal term (including the current term ending December 2010) so a prospective application clause would not be preventing, deferring or curing the Delaware law violation that would result by virtue of the bylaw purporting to immediately require action with respect to the employment agreement in disregard of and in conflict with the Board's decision making discretion.

Based on the foregoing and on the opinion of the Company's Delaware counsel, Richards, Layton & Finger, P.A., attached as Exhibit B to our January 11 letter, the Company continues to believe that the shareholder proposal may properly be excluded from its 2010 proxy materials under Rule 14a-8(i)(2).

* * *

Please call the undersigned at (212) 450-4539 if you should have any questions or need additional information or as soon as a Staff response is available.

Respectfully yours,



Louis Goldberg

cc: Stephen Abrecht (SEIU Master Trust)
Tom Moffatt (CVS Caremark)

(NY) 12700/001/PROXY2010/noaction.letter.ceo.chairman.response2.doc

Exhibit A


SEIU
Stronger Together

February 26, 2010

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Request for no-action relief from CVS/Caremark Corp.

Via e-mail: shareholderproposals@sec.gov

Dear Counsel:

I write on behalf of the SEIU Master Trust (the "Trust") in response to the letter dated February 4, 2010 ("CVS Letter") from counsel for CVS Caremark Corporation ("CVS" or the "Company"), which in turn responds to my letter of the 2nd.

CVS has no real answer to the points made in our prior letter that any wording concerns can be adequately addressed in the manner proposed by the Trust, as the Division has allowed on a number of prior occasions. We confine this letter to responding to the point that making the bylaw apply prospectively cannot be cured by adoption of the traditional "This shall apply prospectively only" language because such a bylaw would trench upon the board's discretion under Delaware law.

CVS's argument begins and ends with a single case that CVS reads far too broadly. The Company cites *CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227 (Del. 2008), as authority for excluding a bylaw proposal that would have limited the board's managerial discretion over the affairs of the company. CVS's reading of the decision is highly selective, for it implies that shareholders of a Delaware company could never adopt a bylaw -- a conclusion at odds with the Delaware General Corporation Law (which explicitly creates that power) as well as the CA decision itself.

CA expressly acknowledged the ability of shareholders to adopt rules that have the intent and effect of regulating the process for electing directors. That is all the proposal does here. *CA* also recognized that many types of bylaws can limit the board's discretion how to manage the company, *e.g.*, a requirement of board unanimity on a certain topic, a bylaw requiring the company to hold the annual meeting in the state of incorporation. Nonetheless, no one would argue that these bylaws or others like them are invalid.

SERVICE EMPLOYEES
INTERNATIONAL UNION, CLC

SEIU MASTER TRUST
11 Dupont Circle, N.W., Ste. 900
Washington, DC 20036-1202
202.730.7500
800.458.1010
www.SEIU.org

2908.440hw.9.05



CVS seeks to obscure the issue with generalized references to limits on the board's discretion and hyperbole about how the resolution would require the board to "fire" Mr. Ryan. The line of attack reads too much into our last letter, which sought to answer CVS's equally overblown argument that Mr. Ryan's enjoys certain "vested" contractual rights that cannot be taken away.

But as a practical matter the question of what Mr. Ryan's contract does or does not require is beyond the scope of what the Division needs to resolve in order to rule on the requested no-action relief. The (i)(2) exclusion allows a company to exclude a proposal that would cause the company to violate state law, such as requiring a breach of contract. The Division's traditional approach – allowing a "prospective only" bylaw – addresses concerns about the application of state law without forcing the Division to delve into the minutiae of when exactly state law requires or when a bylaw would, in fact, begin operation.

Our position, simply stated, is that the proposed bylaw does not seek to impinge on any existing contractual obligations CVS may owe to Mr. Ryan, whatever those may be. Thus we urge the Division to reject CVS's invitation to radically rewrite the Division's practice in this area and to preserve the current balance that exists, namely, under which the Division will allow revisions to make a bylaw apply prospectively, while remaining agnostic on what those obligations may be.

Conclusion.

For these reasons, the SEIU Master Trust respectfully asks the Division to advise CVS that the Trust's resolution may not be excluded from CVS's proxy materials. As stated previously, the Trust is willing to make textual changes to respond to CVS's specific technical objections should the Division deem such revisions to be necessary.

Thank you in advance for your consideration of these points. Please do not hesitate to contact me if there is further information that can be provided.

Very truly yours,



Stephen Abrecht
Director of SEIU Master Trust

SA:AV:bh

cc: Louis L. Goldberg, Esq.


SEIU
Stronger Together

February 26, 2010

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Request for no-action relief from CVS/Caremark Corp.

Via e-mail: shareholderproposals@sec.gov

Dear Counsel:

I write on behalf of the SEIU Master Trust (the "Trust") in response to the letter dated February 4, 2010 ("CVS Letter") from counsel for CVS Caremark Corporation ("CVS" or the "Company"), which in turn responds to my letter of the 2nd.

CVS has no real answer to the points made in our prior letter that any wording concerns can be adequately addressed in the manner proposed by the Trust, as the Division has allowed on a number of prior occasions. We confine this letter to responding to the point that making the bylaw apply prospectively cannot be cured by adoption of the traditional "This shall apply prospectively only" language because such a bylaw would trench upon the board's discretion under Delaware law.

CVS's argument begins and ends with a single case that CVS reads far too broadly. The Company cites *CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227 (Del. 2008), as authority for excluding a bylaw proposal that would have limited the board's managerial discretion over the affairs of the company. CVS's reading of the decision is highly selective, for it implies that shareholders of a Delaware company could never adopt a bylaw – a conclusion at odds with the Delaware General Corporation Law (which explicitly creates that power) as well as the CA decision itself.

CA expressly acknowledged the ability of shareholders to adopt rules that have the intent and effect of regulating the process for electing directors. That is all the proposal does here. *CA* also recognized that many types of bylaws can limit the board's discretion how to manage the company, *e.g.*, a requirement of board unanimity on a certain topic, a bylaw requiring the company to hold the annual meeting in the state of incorporation. Nonetheless, no one would argue that these bylaws or others like them are invalid.

SERVICE EMPLOYEES
INTERNATIONAL UNION, CLC

SEIU MASTER TRUST
11 Dupont Circle, N.W., Ste. 900
Washington, DC 20036-1202
202.730.7500
800.458.1010
www.SEIU.org



CVS seeks to obscure the issue with generalized references to limits on the board's discretion and hyperbole about how the resolution would require the board to "fire" Mr. Ryan. The line of attack reads too much into our last letter, which sought to answer CVS's equally overblown argument that Mr. Ryan's enjoys certain "vested" contractual rights that cannot be taken away.

But as a practical matter the question of what Mr. Ryan's contract does or does not require is beyond the scope of what the Division needs to resolve in order to rule on the requested no-action relief. The (i)(2) exclusion allows a company to exclude a proposal that would cause the company to violate state law, such as requiring a breach of contract. The Division's traditional approach – allowing a "prospective only" bylaw – addresses concerns about the application of state law without forcing the Division to delve into the minutiae of when exactly state law requires or when a bylaw would, in fact, begin operation.

Our position, simply stated, is that the proposed bylaw does not seek to impinge on any existing contractual obligations CVS may owe to Mr. Ryan, whatever those may be. Thus we urge the Division to reject CVS's invitation to radically rewrite the Division's practice in this area and to preserve the current balance that exists, namely, under which the Division will allow revisions to make a bylaw apply prospectively, while remaining agnostic on what those obligations may be.

Conclusion.

For these reasons, the SEIU Master Trust respectfully asks the Division to advise CVS that the Trust's resolution may not be excluded from CVS's proxy materials. As stated previously, the Trust is willing to make textual changes to respond to CVS's specific technical objections should the Division deem such revisions to be necessary.

Thank you in advance for your consideration of these points. Please do not hesitate to contact me if there is further information that can be provided.

Very truly yours,



Stephen Abrecht
Director of SEIU Master Trust

SA:AV:bh

cc: Louis L. Goldberg, Esq.

New York
Menlo Park
Washington DC
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

Louis L. Goldberg

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

212 450 4539 tel
212 701 5539 fax
louis.goldberg@davispolk.com

February 4, 2010

Re: **Stockholder Proposal of the SEIU Master Trust Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934**

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
(*Via email: shareholderproposals@sec.gov*)

Dear Sir or Madam:

On behalf of CVS Caremark Corporation, a Delaware corporation ("CVS" or the "Company"), we are writing in response to the letter dated February 2, 2010 of SEIU Master Trust (the "Proponent"), which is attached as Exhibit A, that responds to the Company's no-action request letter dated January 11, 2010 relating to the Proponent's shareholder proposal and supporting statement submitted on November 24, 2009 (the "Proposal") for inclusion in the proxy materials that CVS intends to distribute in connection with its 2010 Annual Meeting of Shareholders. Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, we have submitted this letter to the Commission via email to shareholderproposals@sec.gov.

For sake of brevity and economy, we will not repeat the matters and arguments covered in our original January 11, 2010 letter, and will instead focus on addressing matters raised by the Proponent's February 2, 2010 letter.

The analyses, arguments and proposed approach set forth in the Proponent's February 2 letter are fatally flawed in several material respects.

(1) Rule 14a-8 under the Securities Exchange Act of 1934 lays out clear, and clearly understood, rules and procedures for a shareholder proponent to submit a proposal for inclusion in the company's proxy statement for its annual meeting. Those rules include procedural requirements, including notably a time cutoff for submission of a proposal, as well as substantive bases on which the company may seek to exclude the proposal.

In this case, the Company in its January 11, 2010 letter submitted several bases on which the Proposal may properly be excluded from its proxy statement under Rule 14a-8(i)(2). With respect to the first two bases argued in the Company's letter (conflict with the Company's certificate of incorporation; and conflict with the Company's bylaws), the Proponent has in essence not argued against the Company's position but has in effect conceded that the Company's arguments are correct on the merits. The Proponent's approach is to offer up that it would amend the proposal to cure or delete the offending items and seek the Staff's concurrence that such an amendment should be permitted and would overcome the Company's substantive arguments under Rule 14a-8(i)(2) with respect to those items.

As the Staff has noted in Staff Legal Bulletin 14B, there is no provision in Rule 14a-8 that allows a proponent to revise his or her proposal and supporting statement. We recognize that the Staff has had a long-standing practice of permitting proponents to make revisions that are "minor in nature and do not alter the substance of the proposal", in order to deal with proposals that "comply generally with the substantive requirements of Rule 14a-8, but contain some minor defects that could be corrected easily." This accommodation was clearly not designed to permit amending (and in fact permit multiple amendments to) a proposal that "requires detailed and extensive editing" such that a new Proposal is essentially being submitted.

In our view, these are not minor wording clarifications to clarify ambiguous or misleading language. These are substantive and meaningful elements of the Proposal. The first is a substantive requirement in the last sentence of the Proposal that would give only shareholders the power to alter, amend or repeal the bylaw proposed in the Proposal once it has been adopted. The second is a request to amend the Proposal to add another substantive element to what would be submitted for approval by shareholders in order to enable the Proposal to not conflict with other bylaw provisions.

The rule 14a-8 deadline for submitting the Proposal was November 25, 2009. It cannot be consistent with, or permitted under the requirements of Rule 14a-8, that after time is called, and after reading the Company's letter pointing out the deficiencies in the Proposal, the Proponent gets another shot, long after the buzzer, to in effect submit a Proposal modified in several substantive respects.

(2) The Proponent states that CVS failed to provide a copy of Mr. Ryan's employment agreement. We refer to footnote 1 on page 2 of our January 11 letter in which, in compliance with applicable rules, we state that "The Employment Agreement is filed as an exhibit to the Annual Report on Form 10-K for the year ended December 31, 2008".

(3) With respect to Mr. Ryan's employment agreement, the Proponent's argument is essentially as follows.

- Mr. Ryan's employment agreement is not perpetual.

- Once the employment agreement is beyond the initial term, the Company is not obliged to let it renew; therefore at that time the "prospective application" clause of the Proposal would apply to make the bylaw effective and binding. (The Proponent seems to suggest that the Staff's position is that merely including a "prospective application" clause should overcome any issuer seeking to exclude a proposal under Rule 14a-8(i)(2).)

- At that point (i.e., once the contract can be cancelled), the bylaw, if adopted, would control and trump the Board's ability to independently decide whether to cancel the contract. As the Proponent puts it, at that point "it is plain that the agreement is not permanent and that the board has discretion under that contract to deal with a newly enacted bylaw". By "deal with", the Proponent means comply with the binding bylaw i.e., cancel the contract so that the bylaw could be implemented.

In fact, what the Proponent is plainly saying is that once the bylaw is enacted, the Board would actually have no discretion and would have to comply with the bylaw by taking action to cancel the contract.[1]

The crux of the matter is that a bylaw that places a substantive limit on board discretion is illegal under Delaware law. *See CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227 (Del. 2008) (concluding that proposed bylaw amendment was invalid under Delaware law because it had the potential to prevent the board of directors from exercising their full managerial power in circumstances where their fiduciary duties would otherwise require them to take certain actions). Put simply, a bylaw cannot place a substantive limit on a Board's discretion or a substantive limit on the exercise of its business judgment. *See id.* at 235 (holding that "it is well-established Delaware law that a proper function of bylaws is not to mandate how the board should decide specific substantive business decisions"). Therefore a bylaw that would seek to require a board to cancel the CEO's employment agreement would be invalid under Delaware law.

The Proponent includes a discussion of the so-called "business judgment" rule, which the Proponent itself describes as a "tool of judicial review." The Proponent is correct that the business judgment rule is not of relevance in this discussion. What is relevant (and what we wrote in our January 11 letter) is that the board's discretion or business judgment cannot be substantively limited by a bylaw of this nature. *See In re Farm Indus., Inc.*, 196 A.2d 582 (Del. Ch. 1953) (interpreting management provision of an agreement so as not to limit discretion of directors to replace initially-named officer in violation of Delaware law). Enactment of the Proponent's bylaw amendment would effectively usurp the board's ability to exercise discretion on a matter of critical importance to the Company – the employment of its CEO.

The prospective application clause does not serve to help the Proponent in this context. In a different context, such a clause could act as a "savings clause" to overcome a Rule 14a-8(i)(2) argument if the Proponent's only obstacle was to suspend application of the bylaw to avoid conflict with a contractual obligation during a specified temporal term. (The two letters

[1] Under the terms of Mr. Ryan's employment agreement, after the current term which ends December 4, 2010, the agreement automatically renews for successive one-year terms, unless cancelled by the requisite prior notice given by the Board or by Mr. Ryan.

cited by the Proponent (Citigroup, Inc. (Feb. 18, 2009) and JPMorgan Chase & Co., (Mar. 9, 2009)) deal with that type of situation, in which the proposal would apply to future contractual agreements not yet in place, and are not relevant in this context where the Proponent is seeking to propose a bylaw to limit the board's discretion with respect to an existing contract). The issue that remains in this case, and that (by definition) could not be overcome by a "prospective application" clause, is that once the contract obligation could be cancelled (after the initial term), the prospective application clause by design would cease to suspend application of the bylaw and the bylaw would become binding and compel substantive action by the board (i.e., cancellation of the contract) in violation of Delaware law.

Based on the foregoing and on the opinion of the Company's Delaware counsel, Richards, Layton & Finger, P.A., attached as Exhibit B to our January 11 letter, the Company continues to believe that the shareholder proposal may properly be excluded from its 2010 proxy materials under Rule 14a-8(i)(2).

* * *

Please call the undersigned at (212) 450-4539 if you should have any questions or need additional information or as soon as a Staff response is available.

Respectfully yours,



Louis Goldberg

cc: Stephen Abrecht (SEIU Master Trust)
Tom Moffatt (CVS Caremark)

(NY) 12700/001/PROXY2010/noaction.letter.ceo.chairman.response.doc

Exhibit A


SEIU
Stronger Together

February 2, 2010

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Request for no-action relief from CVS/Caremark Corp.

Dear Counsel:

I write on behalf of the SEIU Master Trust (the "Trust") in response to the letter dated January 11, 2010 ("CVS Letter") from counsel for CVS Caremark Corporation ("CVS" or the "Company"). In that letter CVS requests no-action relief in connection with a shareholder proposal submitted by the Trust for inclusion in CVS's proxy materials in conjunction with the Company's 2010 annual meeting. For the reasons set forth below, the Fund respectfully asks the Division to deny the requested no-action relief. We would grateful as well if you could send a copy of the Division's decision to the undersigned by fax or e-mail.

The Trust's Proposal.

The resolution is a by-law affecting the separation of the positions of chairman of the board and chief executive officer. It reads:

RESOLVED, that pursuant to Section 109 of the Delaware General Corporation Law, the stockholders of CVS Caremark Corporation ("CVS Caremark") hereby amend the by-laws by deleting the first sentence in Article IV Section 2 and inserting in lieu thereof the following:

"The Board of Directors shall designate a Chairman of the Board (or one or more CoChairmen of the Board) who shall be a director who is independent from the Corporation. For purposes of this by-law, "independent" has the meaning set forth in the New York

SERVICE EMPLOYEES
INTERNATIONAL UNION, CLC

SEIU MASTER TRUST
11 Dupont Circle, N.W., Ste. 900
Washington, DC 20036-1202
202.730.7500
800.458.1010
www.SEIU.org



Stock Exchange ("NYSE") listing standards, unless the Corporation's common stock ceases to be listed on the NYSE and is listed on another exchange, in which case the latter exchange's definition of independence shall apply. If the Board of Directors determines that a Chairman who was independent at the time he or she was selected is no longer independent, the Board of Directors shall select a new Chairman who satisfies the requirements of this by-law within 60 days of such determination. Compliance with this by-law shall be excused if no director who qualifies as independent is elected by the stockholders or if no director who is independent is willing to serve as Chairman of the Board. This by-law shall apply prospectively and in a manner that does not violate any contractual obligations of the Corporation in effect when this by-law is adopted. Notwithstanding any other provision in these by-laws, this Section may only be altered, amended or repealed by the stockholders entitled to vote thereon at any annual or special meeting."

and by inserting in Article VIII after "Subject to" the following: "Article IV, Section 2, and"

This proposal is similar to proposals that the Trust has filed in the past, including at CVS, where the proposal received nearly 45.4% support from CVS shareholders at the 2009 annual meeting of shareholders.

In its letter CVS advises that it intends to omit this proposal for three reasons under SEC Rule 14a-8(i)(2), which permits the exclusion of a proposal that would require the company to violate any state or federal law. Under Rule 14a-8(g), CVS bears the burden of demonstrating that the proposal may be excluded. As we now show, CVS has not carried its burden, and none of its arguments is fatal to the resolution.

CVS's Arguments and the Trust's Response.

1. CVS's first argument is that the last sentence of the second paragraph of the resolution ("Notwithstanding any other provision in these by-laws, . . ."), which states that the proposed by-law may only be altered, amended or repealed by the stockholders, is a violation of the Tenth Article of the company's charter, which gives the board of directors as well as shareholders the power to amend the by-laws. CVS Letter at 3, *citing Centaur Partners IV v. National Intergroup, Inc.*, 582 A.2d 923, 929 (Del. 1990). This is a technical objection that is readily addressed. The Division has in the past permitted amendment of proposals to answer claims raised under Rule 14a-8(i)(2). STAFF LEGAL BULLETIN 14, § E. The Trust hereby states that it is willing to delete the last sentence of the second paragraph of the resolution as well as the proposed reference to an amendment to Article VIII, which deals with the power of shareholders to amend the by-laws.

2. CVS next argues that the proposed by-law is also invalid because it fails to amend the parenthetical statement in Article II, Section 14 of the by-laws, which indicate that the board shall elect a chairman "(who may be an executive officer of the Corporation)." The proposal is thus said to conflict with this provision, which reads in pertinent part as follows, with the language cited by CVS shown in italics:

> At the first regular meeting of the Board of Directors in each year, at which a quorum shall be present, held next after the annual meeting of the stockholders, the Board of Directors shall proceed to the election of the Chairman of the Board of Directors *(who may be an executive officer of the Corporation)*, of the executive officers of the corporation, and of the Executive Committee, if the Board of Directors shall provide for such committee under the provisions of Article III hereof.

Since the chairman thus could be an officer of the company, the argument goes, the Trust's proposal is inconsistent with the parenthetical in this by-law provision.

Although CVS's argument is legally flawed,[1] this is a technical objection that can be readily addressed. CVS is arguing that while the proposed by-law seeks to separate the two roles of chairman and CEO, the proposals fails to make a corresponding change to the parenthetical. The Trust is thus willing to amend the proposed bylaw to make it clear that shareholders are also voting to delete the parenthetical in Article II, Section 14. It is clear that such a change is "minor in nature" and would not "alter the substance of the proposal." STAFF LEGAL BULLETIN 14B, § B.2; *see also* STAFF LEGAL BULLETIN 14, § E.1.

3. CVS finally argues that the resolution is inconsistent with the employment agreement with Thomas Ryan, the chairman and chief executive officer, which was entered on December 22, 2008. We note at the outset that CVS has failed to adhere to the Division's guidance in STAFF LEGAL BULLETIN 14B, section E of which states that companies making such an argument should not merely cite the agreement; the Division indicated that a company seeking to sustain its burden should "provide[ ] a copy of the relevant contract, cite[ ] specific

---

[1] Contrary to CVS's argument, the Delaware Supreme Court has stated that the "rules of construction used to interpret statutes, contracts, or other written instruments apply to bylaws." *Hibbert v. Hollywood Park, Inc.*, 457 A.2d 339, 343 (Del. 1983). These rules of construction include the familiar principle that a statute (or bylaw) may be repealed by the subsequent enactment of another statute (or bylaw) if "the text or legislative history of the later statute shows that [the legislature] intended to repeal the earlier one and simply failed to do so expressly." *State v. Fletcher*, 974 A.2d 188, 192 (Del. 2009) (citation omitted, brackets in original). The text of the proposed bylaw, as well as the supporting statement, evince a clear intent to preclude a chairman from also serving as CEO. Thus, if the bylaw is enacted, the only logical reading of CVS's bylaws, taken as a whole, would be that the new bylaw supersedes the parenthetical in Article II, Section 14.

provisions of the contract that would be violated, and explain[ ] how implementation of the proposal would cause the company to breach its obligations under that contract."[2]

Rather than meet this standard, the CVS Letter refers to the contract in only the most general terms, asserting that adoption of the resolution would require the board to remove Mr. Ryan or terminate his contract without the Board exercising any judgment or taking other action. There are several problems with this argument.

CVS fails adequately to address the plain text of the proposal, which explicitly states: "This by-law shall apply prospectively and in a manner that does not violate any contractual obligations of the Corporation in effect when this by-law is adopted." Rather than give this sentence its most natural reading – namely, that implementation of the proposed by-law shall be phased in consistently with the renewal and termination provisions of Mr. Ryan's contract – CVS argues that the by-law would force the board to terminate the agreement in violation of the board's obligations under Mr. Ryan's employment contract. This argument cannot prevail, both because it is wrong on the law and is also inconsistent with the Division's prior views on this topic.

CVS's central argument is that amending the bylaws would compel the board to violate vested, contractual rights enjoyed by Mr. Ryan. This argument ignores the content of the agreement, which is clear that Mr. Ryan's agreement does not operate in perpetuity and that the board is free to terminate the agreement in the future.

Section 2(a) of the 2008 agreement states that the agreement shall operate initially for a three-year period, after which it is renewed annually unless the board gives timely notice of an intent to terminate. If, after timely notice, the agreement is not renewed within the first three-year period, section 2(b) of the agreement provides that the termination shall be treated as a constructive termination without cause under section 10 of the agreement, which prescribes fairly standard severance measures.

Thus, Mr. Ryan does not have "vested or contract rights" beyond a specific period of time, Welch *et al.*, FOLK ON THE DELAWARE GENERAL CORPORATION LAW § 109.5.3 at GCL-1-89 (2009-2 Supp.), as the contract reserves to the board the discretion to terminate his contract at certain points in time, either with or without cause. The agreement is not permanent or immutable, and the board has discretion under that contract to deal with a newly enacted bylaw.

---

[2] For the Division's convenience, we note that the agreement is attached as Exhibit 10.36 to CVS's most recent Form 10-K, filed February 27, 2009.

CVS is thus wrong when it argues that "since the board has not exercised the Company's right to terminate the Employment Agreement is accordance with its terms, the implementation of the proposal, would result in a breach of the terms of the Employment Agreement." CVS Delaware Counsel Letter at p. 4. Although it may be true that to date the board "has not exercised" its right to terminate, nothing in the resolution would affect the board's reserved power under the agreement to exercise that right in the future in order to conform with a new bylaw.

That being said, the Division need not delve into detailed questions of contract interpretation to decide the matter. It is plain that the agreement is not permanent and that the board has discretion under that contract to deal with a newly enacted bylaw.

CVS also argues that the proposal would require the board to terminate Mr. Ryan's employment contract in violation of the board's obligation to exercise its business judgment. CVS's invocation of the board's "business judgment" only serves to confuse the issue and ignores the basic principle that a board must exercise its business judgment in compliance with the bylaws, which are a company's "self-imposed rules and regulations" that cannot be trumped if the board finds a given bylaw to be inconvenient. *Gow v. Consolidated Coppermines Corp.*, 165 A.2d 136, 140 (Del. Ch. 1933). The business judgment rule is "a tool of judicial review, not a standard of conduct." *Moran v. Household International, Inc.*, 490 A.2d 1059, 1076 (Del. Ch.), *aff'd* 500 A.2d 1346 (Del. 1986). It holds that directors are entitled to a presumption in some (but not all) suits that they acted on an informed basis, in good faith and in the honest belief that the actions were taken in the best interest of the company." *Aronson v. Lewis*, 473 A.2d 805, 812 (Del. 1984). *See* 1 Ballotti & Finkelstein, DELAWARE LAW OF BUSINESS CORPORATIONS AND BUSINESS ORGANIZATIONS § 4.19 (3d ed.) at p. 4-163. That type of inquiry is light years away from the issue presented here.

Finally, we note that accepting CVS's argument would upend the Division's established position that a prospective-only sentence of the sort already in the Trust's resolution is sufficient to avoid exclusion under Rule 14a-8(i)(2). Indeed, this is the point in two of the no-action letters that CVS cites, where the proponent expressed a willingness to include such a sentence to remove any doubt as to the legality of the provision with respect to certain contacts. *Citigroup, Inc.* (Feb. 18, 2009); *JPMorgan Chase & Co.* (Mar. 9, 2009). Thus *JPMorgan Chase* stated that a perceived defect "could be cured" by language of the sort included here making the by-law prospective only. *See also General Electric Co.* (Jan. 9, 2008); *NVR, Inc.* (Feb. 17, 2009); *Citigroup, Inc.* (Feb. 18, 2003).

The situation in these authorities contrasts with the situation in the two other letters that CVS cites, *Home Depot* (Feb. 12, 2008) and *Marathon Oil Corp.*

(Feb. 6, 2009), where the proponent apparently offered no response to the company's objection or indicated any willingness to amend the text of the resolution by including language of the sort that the Trust has already included here.

Conclusion.

For these reasons, the SEIU Master Trust respectfully asks the Division to advise CVS that the Trust's resolution may not be excluded from CVS's proxy materials. As stated above, the Trust is willing to make textual changes to respond to CVS's specific technical objections should the Division deem such revisions to be necessary.[2]

---

[2] The text of the resolved statement in the proposal, if revised to meet CVS's objections could thus read:

> RESOLVED, that pursuant to Section 109 of the Delaware General Corporation Law, the stockholders of CVS Caremark Corporation ("CVS Caremark") hereby amend the by-laws by deleting the first sentence in Article IV Section 2 and inserting in lieu thereof the following:
>
> "The Board of Directors shall designate a Chairman of the Board (or one or more CoChairmen of the Board) who shall be a director who is independent from the Corporation. For purposes of this by-law, "independent" has the meaning set forth in the New York Stock Exchange ("NYSE") listing standards, unless the Corporation's common stock ceases to be listed on the NYSE and is listed on another exchange, in which case the latter exchange's definition of independence shall apply. If the Board of Directors determines that a Chairman who was independent at the time he or she was selected is no longer independent, the Board of Directors shall select a new Chairman who satisfies the requirements of this by-law within 60 days of such determination. Compliance with this by-law shall be excused if no director who qualifies as independent is elected by the stockholders or if no director who is independent is willing to serve as Chairman of the Board. This by-law shall apply prospectively and in a manner that does not violate any contractual obligations of the Corporation in effect when this by-law is adopted."
>
> and by amending Article II, Section 14 to delete the parenthetical in the sentence stating that at its first meeting after the annual meeting "the Board of Directors shall proceed to the election of the Chairman of the Board of Directors (who may be an executive officer of the Corporation) ..."

Thank you in advance for your consideration of these points. Please do not hesitate to contact me if there is further information that can be provided. We would be grateful as well if you could send a copy of the Division's decision by facsimile or e-mail to the address shown at the top of this letter.

Very truly yours,



Stephen Abrecht
Executive Director of Benefits

cc: Louis L. Goldberg, Esq.

New York
Menlo Park
Washington DC
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
212 450 4000 tel
212 701 5800 fax

January 11, 2010

Re: **Stockholder Proposal of the SEIU Master Trust Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934**

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
100 F. Street, N.E.
Washington D.C., 20549
Via email: shareholderproposals@sec.gov

Dear Sir or Madam:

On behalf of CVS Caremark Corporation, a Delaware corporation (the "**Company**" or "**CVS**"), and in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, we are filing this letter with respect to the shareholder proposal and supporting statement submitted by SEIU Master Trust (the "**Proponent**"), on November 24, 2009 (the "**Proposal**") for inclusion in the proxy materials that CVS intends to distribute in connection with its 2010 Annual Meeting of Shareholders (the "**2010 Proxy Materials**"). We hereby request confirmation that the staff of the Office of Chief Counsel (the "**Staff**") will not recommend any enforcement action if, in reliance on Rule 14a-8, CVS omits the Proposal from its 2010 Proxy Materials.

Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 days before CVS files its definitive 2010 Proxy Materials. Pursuant to Staff Legal Bulletin No. 14D (CF), *Shareholder Proposals* (Nov. 7, 2008), question C, we have submitted this letter to the Commission via email to *shareholderproposals@sec.gov*.

Pursuant to Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Proposal from its 2010 Proxy Materials. This letter constitutes the Company's statement of the reasons that it deems the omission of the Proposal to be proper. We have been advised by the Company as to the factual matters set forth herein.

A copy of the Proposal is attached to this letter as Exhibit A.

The Proposal sets forth the following resolution:

RESOLVED, that pursuant to Section 109 of the Delaware General Corporation Law, the stockholders of CVS Caremark Corporation ("CVS Caremark") hereby amend the by-laws by deleting the first sentence in Article IV Section 2 and inserting in lieu thereof the following:

"The Board of Directors shall designate a Chairman of the Board (or one or more Co-Chairmen of the Board) who shall be a director who is independent from the Corporation. For purposes of this by-law, "independent" has the meaning set forth in the New York Stock Exchange ("NYSE") listing standards, unless the Corporation's common stock ceases to be listed on the NYSE and is listed on another exchange, in which case the latter exchange's definition of independence shall apply. If the Board of Directors determines that a Chairman who was independent at the time he or she was selected is no longer independent, the Board of Directors shall select a new Chairman who satisfies the requirements of this by-law within 60 days of such determination. Compliance with this by-law shall be excused if no director who qualifies as independent is elected by the stockholders or if no director who is independent is willing to serve as Chairman of the Board. This by-law shall apply prospectively and in a manner that does not violate any contractual obligations of the Corporation in effect when this by-law is adopted. Notwithstanding any other provision in these by-laws, this Section may only be altered, amended or repealed by the stockholders entitled to vote thereon at any annual or special meeting thereof."

and by inserting in Article VIII after "Subject to" the following: "Article IV, Section 2, and"

Statement of Reasons to Exclude

The Company believes that the Proposal may properly be excluded from its proxy statement under Rule 14a-8(i)(2) for the reasons discussed below.

Rule 14a-8(i)(2)

Rule 14a-8(i)(2) provides that a registrant may omit a proposal and any supporting statement from its proxy materials if implementation of the proposal would require the company to violate any state or federal law. The Company believes that it may exclude the Proposal from the 2010 Proxy Materials as the implementation of the Proposal would violate Delaware law in three ways: (i) the Proposal would conflict with the provisions of the Company's Certificate of Incorporation; (ii) the Proposal would be inconsistent with the Company's By-Laws; and (iii) the Proposal would, as discussed below, require the company to breach its contractual obligations under or to unilaterally modify or terminate Mr. Ryan's Employment Agreement (as defined below) in violation of Delaware Law.[1] The arguments set out below rely on the opinion of the Company's Delaware counsel, Richards, Layton & Finger, P.A., attached hereto as Exhibit B. The Staff has confirmed previously that proposals that would require the issuer to violate State

[1] The Company's Amended and Restated Certificate of Incorporation is filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1996, as amended by the Certificate of Amendment filed as an exhibit to the Company's Registration Statement on Form S-3/A dated May 18, 1998, as amended by the Certificate of Amendment filed as an exhibit to the Company's Current Report on Form 8-K dated March 22, 2007. The Company's Amended and Restated By-laws is filed as an exhibit to the Company's Current Report on Form 8-K dated January 21, 2009. The Employment Agreement is filed as an exhibit to the Annual Report on Form 10-K for the year ended December 31, 2008.

law are properly excludable under 14a-8(i)(2). *Home Depot* (February 12, 2008) (proposal requesting the board amend the bylaws of Home Depot so as to require the separation of the positions of chairman of the board and chief executive officer and that the position of chairman be held by an independent director); *Marathon Oil Corporation* (February 6, 2009) (proposal requesting that the board amend the bylaws of Marathon Oil to give holders of 10% of the company's stock the power to call special shareowner meetings); *Citigroup Inc* (February 18, 2009) (proposal requesting the compensation committee of the board to adopt a policy requiring senior executives to retain 75% of the shares acquired through compensation plans two years following the termination of their employment) and *JPMorgan Chase & Co.* (March 9, 2009) (proposal requesting the board of directors to adopt a policy requiring executive officers to retain 75% of the shares acquired through compensation plans, excluding tax-deferred retirement plans, two years following the termination of their employment).

The Proposal Conflicts with the Company's Certificate of Incorporation

Section 109 of the DGCL requires that by-law provisions not be inconsistent with law or the certificate of incorporation. 8 Del. C. § 109(b). Delaware courts have repeatedly held that a by-law provision that is inconsistent with a corporation's charter violates Delaware law and is a nullity. *Centaur Partners IV v. National Intergroup, Inc.*, 582 A.2d 923, 929 (Del. 1990); *Oberly v. Kirby*, 592 A.2d 445, 459 (Del. 1991). In particular, Delaware courts have held that a by-law that is not subject to amendment, alteration or repeal by the board of directors where the certificate of incorporation gives the board authority to amend the by-laws, would be invalid under Delaware law even if adopted by stockholders. *Centaur Partners IV v. National Intergroup, Inc.*, 582 A.2d 923, 929 (Del. 1990).

The last sentence of the Proposal would give only shareholders the power to alter, amend or repeal the bylaw proposed in the Proposal once it has been adopted. The Tenth Article of the Company's Certificate of Incorporation gives the Board of Directors the power to make amendments to the By-Laws. Therefore, the Proposal is clearly in conflict with the Company's Certificate of Incorporation and is invalid under Delaware law.

The Proposal Conflicts with the Company's By-Laws

The proposed by-law amendment would require that the Chairman of the Board must be independent of the Company, with "independent" having the meaning set forth in the New York Stock Exchange ("NYSE") listing standards. Under NYSE standards, a current executive officer cannot be considered an "independent" director. Therefore, the Proposal would require that the Chairman cannot also be an executive officer of the Company. Article II, Section 14 of the Company's By-Laws provides that the Board of Directors shall elect the Chairman of the Board of Directors "(who may be an executive officer of the Corporation)." (emphasis added).

"A corporation's violation of one of its bylaws is sufficient to support a claim for coercive relief that would enforce the command of that bylaw because to hold otherwise 'would violate basic concepts of corporate governance.'" See 1 Edward P. Welch, et al., *Folk on the Delaware General Corporation Law* § 109.8 at GCL-I-94 (2009-2 Supp.) (citing *H.F. Ahmanson & Co. v. Great W. Fin. Corp., C.A.* No. 15650, slip op. at 8 (Del. Ch. Apr. 25, 1997)).

The Proposal conflicts with the By-Laws and is therefore contrary to Delaware law. In addition, because carrying out the proposed by-law amendment would violate Article II, Section 14 of the By-Laws, the Company lacks the power or authority to implement it.

Implementation of the Proposal Would Require the Company to Breach Existing Contractual Obligations or to Unilaterally Modify or Terminate the Employment Agreement in violation of Delaware Law

On December 22, 2008, the Company entered into an Employment Agreement with Thomas Ryan (the "**Employment Agreement**"). Specifically, the Employment Agreement provides that Mr. Ryan will serve as "Chairman, President and Chief Executive Officer of the Company." Under the Employment Agreement, the Company has the ability to terminate Mr. Ryan with or without cause in accordance with the terms of the Employment Agreement. Under Delaware law, removal of Mr. Ryan, even without cause, requires the Board to exercise its business judgment and terminate the contract. Implementation of the Proposal, however, would require the removal of Mr. Ryan or the termination of his contract without the Board exercising any such judgment or taking such action. Since the proposed by-law would, as further discussed below, require that the Chairman and Chief Executive Officer be different persons and since the Board has not taken action to remove Mr. Ryan or terminate his contract, the implementation of the Proposal would result in a violation of Delaware law.

Under Delaware law, in the absence of a legal excuse for one party's performance of a contract, that party is "obligated to perform the contract according to its terms, or upon his failure so to do, he is liable to the [other party] for the damages resulting therefrom." *Wills v. Shockley*, 157 A.2d 252, 253 (Del. 1960). The Company's breach of the Employment Agreement resulting from such implementation of the Proposal and amendment of the By-Laws would violate state law and monetary damages would be awarded. See 1 Edward P. Welch, et al., *Folk on the Delaware General Corporation Law* § 109.5.3 at GCL-I-89 (2009-2 Supp.) (citing *Salamon v. Nat'l Media Corp.*, 1992 WL 808095, at *6 (Del. Super. Ct. Oct. 8, 1992)) ("Generally, bylaws have the force of a contract between the corporation and the directors and bylaws cannot be amended to contain a provision that destroys or impairs vested or contract rights."); see, e.g., *Bowers v. Columbia Gen. Corp.*, 336 F. Supp. 609, 619 (D. Del. 1971).

Alternatively, any modification of the Employment Agreement by the Company so as to remove Mr. Ryan from either his position as Chief Executive Officer or his position as Chairman of the Board also violates the rule of Delaware law that contracts may not be unilaterally modified. See, e.g., *First State Staffing Plus, Inc. v. Montgomery Mut. Ins. Co.*, 2005 WL 2173993, at *8 (Del. Ch. Sept. 6, 2005) ("[A]ny amendment to a contract, whether written or oral, relies on the presence of mutual assent and consideration."); *Sersun v. Morello*, 1999 WL 350476, at *2 (Del. Ch. Mar. 29, 1999) ("When a contract is validly made, it cannot be modified without the consent of all parties and an exchange of consideration."); *DeCecchis v. Evers*, 174 A.2d 463, 464 (Del. Super. 1961) (same).

We note that the Proposal has included the following language in an apparent attempt to avoid the breach of contract issue described above: "[t]his by-law shall apply prospectively and in a manner that does not violate any contractual obligation of the Corporation in effect when the by-law is adopted." We believe that this language merely acknowledges that implementation of the proposed amendment would cause the Company to breach existing contractual obligations, but does not remedy this problem as there is no way to implement the amendment without removing Mr. Ryan. Under Delaware law, it is a matter in the ambit of the Board's business judgment whether to remove Mr. Ryan under the terms of or terminate the Employment Agreement. Implementing a bylaw amendment, if approved by shareholders, without the Board taking action with respect to the Employment Agreement would necessarily entail a breach of contract (and a usurping of the Board's business judgment) and therefore the bylaw would involve a violation of law. Therefore, to say that the bylaw shall apply going forward after the vote in a manner that does not violate any existing contract obligation, is not possible, when the bylaw would require an independent Chairman and implementing the bylaw without the Board taking action in its business judgment would entail the removal of Mr Ryan or terminating his contract in violation of Delaware law. The Company cannot be placed in a situation in which implementation of a bylaw would involve a violation of law. Nor does the Proponent's language resolve the conflict between the proposed by-law amendment and Article Tenth of the Certificate of Incorporation or Article II, Section 14 of the By-Laws.

The Staff has confirmed that a substantially similar proposal was properly excluded under Rule 14a-8(i)(2) because its implementation would have caused the company to violate Delaware law. *Home Depot* (January 5, 2008).

We note that the Staff has not concurred with two recent no-action requests regarding the exclusion of proposals seeking to separate the role of Chairman and Chief Executive Officer. *McGraw-Hill* (February 20, 2009) and *Parker-Hannifin* (August 31, 2009). However, we believe that each of those letters is distinguishable from the situation presented by our letter and that of Home Depot. Firstly, neither of those situations involved Delaware law. Secondly, both corporations relied on the same argument: because the chairman of the board is also defined as an "officer" under the corporate code of the relevant state, he/she will never be "independent" as required by the proposal and any by-law amendment requiring an "independent" chairman would be inconsistent with state law. This argument is clearly distinguishable from the grounds set out above. Further, the McGraw-Hill proposal was precatory and requested a policy change rather than a by-law amendment, whereas the Proposal received by the Company seeks a binding bylaw amendment that may not be amended or repealed by the Board.

For the reasons set forth above and in the opinion of the Company's Delaware counsel, Richards, Layton & Finger, P.A., attached hereto as Exhibit B, the implementation of the Proposal would cause the Company to violate Delaware law. As such, the Proposal may be excluded from the Company's 2010 Proxy Materials pursuant to Rule 14a-8(i)(2).

* * *

The Company respectfully requests the Staff's concurrence with its decision to omit the Proposal from the 2010 Proxy Materials and further requests confirmation that the Staff will not recommend any enforcement action if it so omits the Proposal. Please call the undersigned at (212) 450-4539 if you should have any questions or need additional information or as soon as a Staff response is available.

Respectfully yours,



Louis L. Goldberg

Attachment

cc w/ att: Stephen Abrecht (SEIU Master Trust)
Tom Moffatt (CVS Caremark)

Exhibit A


SEIU
Stronger Together

November 24, 2009

Corporate Secretary
CVS/Caremark Corporation
One CVS/Caremark Drive
Woonsocket, RI 02895

Dear Sir or Madam:

On behalf of the SEIU Master Trust ("the Trust"), I write to give notice that, pursuant to the 2009 proxy statement of CVS/Caremark Corp. (the "Company"), the Trust intends to present the attached proposal (the "Proposal") at the 2010 annual meeting of shareholders (the "Annual Meeting"). The Trust requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Trust has owned the requisite number of CVS/Caremark shares for the requisite time period. The Trust intends to hold these shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Trust or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. A proof of share ownership letter is being sent to you, under separate cover, following this filing. Please contact me at (202)730-7051 if you have any questions.

Sincerely,

Stephen Abrecht
Executive Director of Benefit Funds

SA:bh
cc: Vonda Brunsting

SERVICE EMPLOYEES
INTERNATIONAL UNION, CLC

SEIU MASTER TRUST
11 Dupont Circle, N.W., Ste. 900
Washington, DC 20036-1202
202.730.7500
800.458.1010
www.SEIU.org



RESOLVED, that pursuant to Section 109 of the Delaware General Corporation Law, the stockholders of CVS Caremark Corporation ("CVS Caremark") hereby amend the by-laws by deleting the first sentence in Article IV Section 2 and inserting in lieu thereof the following:

"The Board of Directors shall designate a Chairman of the Board (or one or more Co-Chairmen of the Board) who shall be a director who is independent from the Corporation. For purposes of this by-law, "independent" has the meaning set forth in the New York Stock Exchange ("NYSE") listing standards, unless the Corporation's common stock ceases to be listed on the NYSE and is listed on another exchange, in which case the latter exchange's definition of independence shall apply. If the Board of Directors determines that a Chairman who was independent at the time he or she was selected is no longer independent, the Board of Directors shall select a new Chairman who satisfies the requirements of this by-law within 60 days of such determination. Compliance with this by-law shall be excused if no director who qualifies as independent is elected by the stockholders or if no director who is independent is willing to serve as Chairman of the Board. This by-law shall apply prospectively and in a manner that does not violate any contractual obligations of the Corporation in effect when this by-law is adopted. Notwithstanding any other provision in these by-laws, this Section may only be altered, amended or repealed by the stockholders entitled to vote thereon at any annual or special meeting thereof."

and by inserting in Article VIII after "Subject to" the following: "Article IV, Section 2, and"

Supporting Statement

Our Board of Directors is charged with protecting shareholders' interests through independent oversight of management, including our Chief Executive Officer. In our view, this oversight may be compromised when the Chairman is also the CEO, as is currently the case, and combining the two positions may not serve the best long-term interests of shareholders. Consider:

- In the third quarter of 2009, our Company revealed $4.8 billion in PBM contract losses and a current FTC investigation, causing analysts and others to question the Company's strategic operational decisions.
- The Corporate Library, a leading provider of independent corporate governance research, gives CVS Caremark a "D" rating, noting "very high concern" over CEO compensation, which totaled more than $41 million in 2008. The firm concluded in 2007 that CEO compensation raised "concern about the alignment of executive interests with shareholder interests."
- Shareholders have expressed strong support for splitting the two positions, with votes of approximately 53% and 45% in favor of similar resolutions the last two years.

We believe an independent Chairman is crucial to enhance Board leadership and protect long-term shareholder interests. Requiring that a fully independent director oversee the Board would promote greater management accountability, lead to a more objective evaluation of our CEO, and enhance investor confidence in our Company.

We urge shareholders to vote FOR this proposal.

Exhibit B

January 11, 2010

CVS Caremark Corporation
One CVS Drive
Woonsocket, RI 02895

Re: Stockholder Proposal of the SEIU Master Trust

Ladies and Gentlemen:

We have acted as special Delaware counsel to CVS Caremark Corporation, a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") by the SEIU Master Trust (the "Proponent") dated November 24, 2009, which the Proponent has requested to be included in the proxy statement of the Company for its 2010 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to certain matters under the laws of the State of Delaware.

For the purpose of rendering our opinion as expressed herein, we have been furnished with and have reviewed the following documents: (i) the Amended and Restated Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware (the "Secretary of State") on November 15, 1996, as amended by the Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Company as filed with the Secretary of State on May 15, 1998, and the Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Company as filed with the Secretary of State on March 22, 2007 (collectively, the "Certificate of Incorporation"); (ii) the By-Laws of the Company, as amended and restated on January 21, 2009 (the "By-Laws"); (iii) the Proposal and its supporting statement; and (iv) the Amended and Restated Employment Agreement for Thomas Ryan, dated December 22, 2008 (the "Employment Agreement").

With respect to the foregoing documents, we have assumed: (i) the authenticity of all documents submitted to us as originals; (ii) the conformity to authentic originals of all documents submitted to us as copies; (iii) the genuineness of all signatures and the legal capacity of natural persons; and (iv) that the foregoing documents, in the forms thereof submitted to us for our review, have not been and will not be altered or amended in any respect

One Rodney Square ■ 920 North King Street ■ Wilmington, DE 19801 ■ Phone: 302-651-7700 ■ Fax: 302-651-7701

www.rlf.com

material to our opinion as expressed herein. We have not reviewed any document other than the documents listed above for purposes of rendering this opinion, and we assume that there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. In addition, we have conducted no independent factual investigation of our own but rather have relied solely on the foregoing documents, the statements and information set forth therein and the additional factual matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

THE PROPOSAL

The Proposal states the following:

RESOLVED, that pursuant to Section 109 of the Delaware General Corporation Law, the stockholders of CVS Caremark Corporation ("CVS Caremark") hereby amend the by-laws by deleting the first sentence in Article IV Section 2 and inserting in lieu thereof the following:

"The Board of Directors shall designate a Chairman of the Board (or one or more Co-Chairmen of the Board) who shall be a director who is independent from the Corporation. For purposes of this by-law, "independent" has the meaning set forth in the New York Stock Exchange ("NYSE") listing standards, unless the Corporation's common stock ceases to be listed on the NYSE and is listed on another exchange, in which case the latter exchange's definition of independence shall apply. If the Board of Directors determines that a Chairman who was independent at the time he or she was selected is no longer independent, the Board of Directors shall select a new Chairman who satisfies the requirements of this by-law within 60 days of such determination. Compliance with this by-law shall be excused if no director who qualifies as independent is elected by the stockholders or if no director who is independent is willing to serve as Chairman of the Board. This by-law shall apply prospectively and in a manner that does not violate any contractual obligations of the Corporation in effect when this by-law is adopted. Notwithstanding any other provision in these by-laws, this Section may only be altered, amended or repealed by the stockholders entitled to vote thereon at any annual or special meeting thereof."

and by inserting in Article VIII after "Subject to" the following: "Article IV, Section 2, and"

DISCUSSION

You have requested our opinion as to whether, under Delaware law, (i) implementation of the Proposal, if adopted by the Company's stockholders, would violate Delaware law and (ii) the Company has the power and authority to implement the Proposal. For the reasons set forth below, the Proposal, if implemented, would violate Delaware law and is beyond the power and authority of the Company to implement.

I. Implementation of the Proposal would conflict with provisions of the Certificate of Incorporation.

Because the Proposal purports to provide for an amendment to the By-Laws that would conflict with the Certificate of Incorporation, the Proposal, if adopted by the stockholders, would be invalid under the General Corporation Law of the State of Delaware (the "General Corporation Law"). Section 109 of the General Corporation Law requires that by-law provisions not be "inconsistent with the law or with the certificate of incorporation." 8 Del. C. § 109(b). Accordingly, the Delaware courts have repeatedly held that a by-law provision that is inconsistent with a corporation's charter violates Delaware law and is void. For example, in Centaur Partners, IV v. National Intergroup, Inc., the Delaware Supreme Court found that a proposal for a by-law that provided that it "is not subject to an amendment, alteration or repeal by the Board of Directors" was in conflict with the board's authority in the certificate of incorporation to amend the by-laws and hence would be invalid even if adopted by the stockholders. 582 A.2d 923, 929 (Del. 1990). Thus, the Court held that "[w]here a by-law provision is in conflict with a provision of the charter, the by-law provision is a 'nullity.'" Id.; see also Oberly v. Kirby, 592 A.2d 445, 459 (Del. 1991) ("[by-law provision] violates Delaware law only because it is contrary to the Certificate [of Incorporation]"); Burr v. Burr Corp., 291 A.2d 409, 410 (Del. Ch. 1972); Prickett v. Am. Steel & Pump Corp., 253 A.2d 86, 88 (Del. Ch. 1969); Essential Enterprises Corp. v. Automatic Steel Products, Inc., 159 A.2d 288 (Del. Ch. 1960); Gaskill v. Gladys Belle Oil Co., 146 A. 337, 340 (Del. Ch. 1929).

Article Tenth of the Company's Certificate of Incorporation provides that the "bylaws or any of them, may be altered, amended or repealed, or new bylaws may be made, by . . . the Board of Directors." The Proposal, on the other hand, provides that "this Section may only be altered, amended or repealed by the stockholders entitled to vote thereon at any annual or special meeting thereof." By purporting to divest the board of directors (the "Board") of the power to amend, alter or repeal the proposed bylaw granted by the Certificate of Incorporation, the proposed by-law would conflict with the Board's unlimited power and authority set forth in the Certificate of Incorporation to alter, amend or repeal the Company's by-laws. Thus, implementation of the Proposal would violate the Company's Certificate of Incorporation and would therefore contravene the General Corporation Law. See Centaur Partners, 582 A.2d at 929 (holding that a proposed by-law purporting to limit to stockholders the ability to amend the by-law was invalid because it was in conflict with the board of directors' authority in the certificate of incorporation to amend the by-laws). In addition, since the contemplated by-law would be a "nullity", as the Delaware Supreme Court indicated in Centaur Partners, the Company would not have the power or authority to implement it.

II. Implementation of the Proposal would be inconsistent with the By-Laws.

The Proposal would amend Article IV, Section 2 of the Company's By-Laws to require that the roles of CEO and Chairman of the Board be held by different individuals. Implementation of the Proposal would thus require the removal of Thomas Ryan, the Company's current CEO and Chairman of the Board, since he serves as both the CEO and Chairman. However, Article II, Section 14 of the By-Laws provides that "[a]t the first regular meeting of the Board of Directors in each year, . . . the Board of Directors shall proceed to the election of the Chairman of the Board of Directors (who may be an executive officer of the Corporation)." (emphasis added). The proposed by-law requires that the Chairman of the Board must be independent of the Company and thus cannot also be an executive officer of the Company, which is inconsistent with the Board's authority under Article II, Section 14 of the By-laws to elect a Chairman of the Board who is also an executive officer of the Company. Since the proposed by-law conflicts with Article II, Section 14 of the By-Laws, the Proposal is contrary to Delaware law. See 1 Edward P. Welch, et al., Folk on the Delaware General Corporation Law § 109.8 at GCL-I-94 (2009-2 Supp.) (citing H.F. Ahmanson & Co. v. Great W. Fin. Corp., C.A. No. 15650, slip op. at 8 (Del. Ch. Apr. 25, 1997)) ("A corporation's violation of one of its bylaws is sufficient to support a claim for coercive relief that would enforce the command of that bylaw because to hold otherwise 'would violate basic concepts of corporate governance.'"). Additionally, because carrying out the proposed by-law amendment would violate Article II, Section 14 of the By-Laws, the Company lacks the power or authority to implement it.

III. Implementation of the Proposal would cause the Company to breach existing contractual obligations or unilaterally modify the Employment Agreement in violation of Delaware law.

On December 22, 2008, the Company entered into the Employment Agreement with Thomas Ryan, whereby it agreed to have Mr. Ryan serve as Chairman of the Board and CEO of the Company. Specifically, the Employment Agreement provides that Mr. Ryan will serve as "Chairman, President and Chief Executive Officer of the Company." The Employment Agreement further provides that the Company has the ability to terminate Mr. Ryan with or without cause. Thus, removal of Mr. Ryan, even without cause, requires the Board to exercise its business judgment and terminate the contract. Implementation of the Proposal and the by-law amendment, however, necessitates the removal of Mr. Ryan without the Board taking such action. Since the proposed by-law mandates that the Chairman and CEO be different persons and since the Board has not exercised the Company's right to terminate the Employment Agreement in accordance with its terms, the implementation of the Proposal, would result in a breach of the terms of the Employment Agreement. Under Delaware law, in the absence of a legal excuse for one party's performance of a contract, that party is "obligated to perform the contract according to its terms, or upon his failure so to do, he is liable to the [other party] for the damages resulting therefrom." Wills v. Shockley, 157 A.2d 252, 253 (Del. 1960). The Company's breach of the Employment Agreement resulting from the implementation of the Proposal and amendment of the By-Laws will violate state law and monetary damages may be awarded. See 1 Edward P. Welch, et al., Folk on the Delaware General Corporation Law § 109.5.3 at GCL-I-89 (2009-2 Supp.) (citing Salaman v. Nat'l Media Corp., 1992 WL 808095, at *6 (Del. Super. Ct. Oct. 8, 1992)) ("Generally, bylaws have the force of a contract between the corporation and the directors and bylaws cannot be amended to contain a provision that destroys or impairs vested or contract rights."); see, e.g., Bowers v. Columbia Gen. Corp., 336 F. Supp. 609, 619 (D. Del. 1971).

Alternatively, any modification of the Employment Agreement by the Company so as to remove Mr. Ryan from either his position as CEO or his position as Chairman of the Board also violates the rule of Delaware law that contracts may not be unilaterally modified. See, e.g., First State Staffing Plus, Inc. v. Montgomery Mut. Ins. Co., 2005 WL 2173993, at *8 (Del. Ch. Sept. 6, 2005) ("[A]ny amendment to a contract, whether written or oral, relies on the presence of mutual assent and consideration."); Sersun v. Morello, 1999 WL 350476, at *2 (Del. Ch. Mar. 29, 1999) ("When a contract is validly made, it cannot be modified without the consent of all parties and an exchange of consideration."); DeCecchis v. Evers, 174 A.2d 463, 464 (Del. Super. 1961) (same). In either circumstance, implementation of the Proposal would cause the Company to violate Delaware law.[1]

CONCLUSION

Based upon and subject to the foregoing and subject to the limitations stated herein below, it is our opinion that the Proposal, if implemented would violate Delaware law and that the Company lacks the authority to implement it.

The foregoing opinion is limited to the laws of the state of Delaware. We have not considered and express no opinion on the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to

[1] We note that the Proponent has attempted to avoid the breach of contract issue described above by including in the proposed by-law amendment that "[t]his by-law shall apply prospectively and in a manner that does not violate any contractual obligation of the Corporation in effect when the by-law is adopted." In our view, this language merely acknowledges that implementation of the proposed amendment would cause the Company to breach existing contractual obligations, but does not remedy this problem as there is no way to implement the amendment without removing Mr. Ryan. Nor does this language resolve the conflict between the proposed by-law amendment and Article Tenth of the Certificate of Incorporation or Article II, Section 14 of the By-Laws.

the Securities and Exchange Commission and to the Proponent's representative in connection with the matters addressed herein, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

CSB/MRW



November 24, 2009

Corporate Secretary
CVS/Caremark Corporation
One CVS/Caremark Drive
Woonsocket, RI 02895

Dear Sir or Madam:

On behalf of the SEIU Master Trust ("the Trust"), I write to give notice that, pursuant to the 2009 proxy statement of CVS/Caremark Corp. (the "Company"), the Trust intends to present the attached proposal (the "Proposal") at the 2010 annual meeting of shareholders (the "Annual Meeting"). The Trust requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Trust has owned the requisite number of CVS/Caremark shares for the requisite time period. The Trust intends to hold these shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Trust or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. A proof of share ownership letter is being sent to you, under separate cover, following this filing. Please contact me at (202)730-7051 if you have any questions.

Sincerely,

Stephen Abrecht
Executive Director of Benefit Funds

SA:bh
cc: Vonda Brunsting

SERVICE EMPLOYEES
INTERNATIONAL UNION, CLC

SEIU MASTER TRUST
11 Dupont Circle, N.W., Ste. 900
Washington, DC 20036-1202
202.730.7500
800.458.1010
www.SEIU.org



RESOLVED, that pursuant to Section 109 of the Delaware General Corporation Law, the stockholders of CVS Caremark Corporation ("CVS Caremark") hereby amend the by-laws by deleting the first sentence in Article IV Section 2 and inserting in lieu thereof the following:

"The Board of Directors shall designate a Chairman of the Board (or one or more Co-Chairmen of the Board) who shall be a director who is independent from the Corporation. For purposes of this by-law, "independent" has the meaning set forth in the New York Stock Exchange ("NYSE") listing standards, unless the Corporation's common stock ceases to be listed on the NYSE and is listed on another exchange, in which case the latter exchange's definition of independence shall apply. If the Board of Directors determines that a Chairman who was independent at the time he or she was selected is no longer independent, the Board of Directors shall select a new Chairman who satisfies the requirements of this by-law within 60 days of such determination. Compliance with this by-law shall be excused if no director who qualifies as independent is elected by the stockholders or if no director who is independent is willing to serve as Chairman of the Board. This by-law shall apply prospectively and in a manner that does not violate any contractual obligations of the Corporation in effect when this by-law is adopted. Notwithstanding any other provision in these by-laws, this Section may only be altered, amended or repealed by the stockholders entitled to vote thereon at any annual or special meeting thereof."

and by inserting in Article VIII after "Subject to" the following: "Article IV, Section 2, and"

Supporting Statement

Our Board of Directors is charged with protecting shareholders' interests through independent oversight of management, including our Chief Executive Officer. In our view, this oversight may be compromised when the Chairman is also the CEO, as is currently the case, and combining the two positions may not serve the best long-term interests of shareholders. Consider:

- In the third quarter of 2009, our Company revealed $4.8 billion in PBM contract losses and a current FTC investigation, causing analysts and others to question the Company's strategic operational decisions.
- The Corporate Library, a leading provider of independent corporate governance research, gives CVS Caremark a "D" rating, noting "very high concern" over CEO compensation, which totaled more than $41 million in 2008. The firm concluded in 2007 that CEO compensation raised "concern about the alignment of executive interests with shareholder interests."
- Shareholders have expressed strong support for splitting the two positions, with votes of approximately 53% and 45% in favor of similar resolutions the last two years.

We believe an independent Chairman is crucial to enhance Board leadership and protect long-term shareholder interests. Requiring that a fully independent director oversee the Board would promote greater management accountability, lead to a more objective evaluation of our CEO, and enhance investor confidence in our Company.

We urge shareholders to vote FOR this proposal.